CIBT EDUCATION GROUP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED FEBRUARY 28, 2010

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED FEBRUARY 28, 2010

The following Management’s Discussion & Analysis should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the quarter ended February 28, 2010 that are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company changed its reporting currency from United States dollars to Canadian dollars effective September 1, 2008.  All dollar amounts are expressed in Canadian dollars unless otherwise stated.

The Company’s operating results for the three months ended February 28, 2010 (“current quarter”) is compared to the operating results for the three months ended February 28, 2009 (“prior quarter”).

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss), and monthly averages, all of which are non-GAAP financial metrics, are used in this Management’s Discussion & Analysis.  These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian or US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers.  Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions.  Management uses adjusted net income metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash revenues and expenses as well as certain non-recurring items.  Management uses monthly averages metrics to measure the monthly average trend of certain financial statement numbers such as revenues, revenues net of direct costs, and general and administrative expenses.  Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company’s financial performance.  These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian or US GAAP.

FORWARD-LOOKING STATEMENT

Certain statements contained in the following Management’s Discussion & Analysis constitute forward-looking statements.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements.

Date of Report – April 14, 2010

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED FEBRUARY 28, 2010

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada.  The Company’s business activities presently include education and media communications.  The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”) and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in China, and through SSDC in Canada.  CIBT’s educational operations are based in China, and SSDC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada.  On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.  Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars.  The Company’s functional currency is the Canadian dollar.  In particular, SSDC has contributed significantly to the operations of the Company since its acquisition in December 2007, and with SSDC’s functional currency being the Canadian dollar then reporting in Canadian dollars instead of United States dollars would be more appropriate for the Company.

OVERALL PERFORMANCE

For the three months ended February 28, 2010, revenues totaled $10,856,392 compared to $9,866,359 for the three months ended February 28, 2009, an increase of 10%. For the three months ended February 28, 2010, revenues for CIBT were $1,936,821, a 29% decline from $2,725,182 during the same quarter last year.  The decline was attributed to the end of a teach-out process for the City University MBA program in China which culminated to the majority decrease in student population as well as average revenue per student.  Revenue for SSDC in the second fiscal period was $8,529,277, an increase of 24% from $6,859,590 during the same quarter last year which was attributed to an increase of international students who are enrolling in higher revenue generating programs.  Revenue for IRIX in the second fiscal period was $390,294, an increase of 39% from $281,587 during the same quarter last year. This attributed to the rebounding of the real estate market in Vancouver, the 2010 Olympic Games and the general optimism in the economy which lead to greater expenditures for marketing and advertising.  CIBT’s revenues net of direct costs averaged a 66% margin during the three months ended February 28, 2010 compared to a 63% margin during the three month period ended February 28, 2009.  This was attributed to the completion of a teach-out process and a change of strategy to focus on greater enrollment numbers and aggregate revenues.  SSDC’s revenues net of direct costs averaged a 70% margin during the three month period ended February 28, 2010 and 67% for the three month period ended February 28, 2009.  The marginal increase was attributed to students enrolling in higher margin programs.  IRIX’s revenues net of direct costs averaged a 59% margin during the three months ended February 28, 2010 compared to a 61% margin during the three month period ended February 28, 2009.  This was attributed to a recovery in general market conditions allowing for greater spending in advertising which with economies of scale, direct costs became lower and increase revenues net of direct costs margins.  Revenues net of direct costs averaged an overall 65% margin for the three month period ended February 28, 2010 and 63% margin for the three month period ended February 28, 2009.  General and administrative expenses for the quarter ended February 28, 2010 was $6,605,115 (which represented 61% of the total revenues) compared to $5,665,292 (which represented 57% of the total revenues) for the quarter ended February 28, 2009.  The majority of the increase in general and administrative expenses was a result of increased professional fees due to costs incurred to comply with additional regulatory requirements in the U.S. since the Company became a SEC Registrant and listed on the NYSE Amex in 2008.  Refer to the “General and Administrative Expenses” discussion below for an analysis of various expense items.

The Company generated net income of $1,845,190 for the quarter ended February 28, 2010 compared to a net loss of $76,812 for the quarter ended February 28, 2009.  The Company’s EBITDA was $363,420 for the three month period ended February 28, 2010 compared to $550,898 for the three month period ended February 28, 2009.  The Company’s EBITDA for the three months ended February 28, 2010 was lower than the EBITDA for the three months ended February 28, 2009 due to higher general and administrative expenses and lower income from CIBT China.

The Company generated a net income of $2,035,316 for the six months ended February 28, 2010 compared to net income of $72,857 for the six months ended February 28, 2009.  The Company’s EBITDA was $1,141,147 for the six month period ended February 28, 2010 compared to $1,276,375 for the six month period ended February 28, 2009.  The 11% decrease in the Company’s EBITDA for the six months ended February 28, 2010 as compared to the EBITDA for the six months ended February 28, 2009 was due to future income tax provisions that were deducted from net income.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009	Six Months Ended February 28, 2010	Six Months Ended February 28, 2009
Net income (loss)	$1,845,190	$(76,812)	$2,035,316	$72,857

Add: interest on long-term debt	10,624	10,073	24,510	21,219
Less: income tax provision	(1,824,406)	216,494	(1,573,387)	324,224
Add: amortization	332,012	401,143	654,708	858,075

EBITDA	$363,420	$550,898	$1,141,147	$1,276,375

The Company had a working capital surplus of $4,689,354and a capital surplus of $28,360,763 as at February 28, 2010.  Cash decreased by $2,630,587 during the three months ended February 28, 2010, resulting in a consolidated cash balance of $12,017,032 as at February 28, 2010.

The following details various items and the effects on cash during the 3 months and 6 months period ended February 28, 2010:

	3 Months Ended February 28, 2010	6 Months Ended February 28, 2010
Net income	$1,845,190	$2,035,316

Add: total non-cash items such as amortization, stock-based compensation and non-controlling interests	(1,371,578)	(533,317)
Changes in working capital accounts (adjusted for the effects of non-cash changes and unrealized foreign exchange changes):
Accounts receivable	898,625	(1,601,956)
Prepaid expenses	295,867	(126,484)
Inventory	44,432	(88,186)
Accounts payable and accrued liabilities	(546,372)	(265,993)
Income taxes payable	73,135	169,796
Deferred revenues	(2,721,513)	607,566
Add: advances from related parties	49,081	227,758
Add: proceeds from issuance of shares	195,000	3,297,430
Deduct: treasury share transaction	-	(29,674)
Deduct: acquisition of net assets of business entities	(886,333)	(886,333)
Deduct: non-controlling interest draws	(110,000)	(260,000)
Deduct: acquisition of capital assets and payment of curriculum development costs	(218,696)	(523,428)
Deduct: payment of capital lease obligations and long-term loans	(84,307)	(204,444)
Deduct: payment of deferred finance fees	(74,099)	(74,099)
Deduct: foreign exchange rate effects on working capital accounts and self-sustaining operations in China	(19,019)	(64,048)

Decrease in cash for the quarter ended February 28, 2010	$(2,630,587)	$1,679,904

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business.  The Company’s educational business (especially CIBT) follows the typical student enrolment season for the education business sector, which is September of every year.  A substantial amount of the Company’s tuition fees (approximately 60%) are collected in the month of September of each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the academic year which operates from September to June.

As the academic year progresses, certain working capital accounts will decrease to reflect the revenue earning process.  Accounts receivable (especially in SSDC’s operations) will decrease and be converted into cash as tuition fees are collected from students and government contracts.  Accounts payable will decrease as cash is used to pay trade suppliers and educational partners.  Prepaid expenses will decrease as prepaid teaching costs to CIBT’s educational partners are amortized and recognized as direct educational costs during the revenue recognition process.  Unique to the educational business sector are deferred revenues since tuition fees are collected in advance of courses and programs being delivered.  When the tuition fees were collected in September, the Company’s cash balance increased and the deferred revenue balance also increased.  Deferred revenues represent a liability to the Company to deliver the courses and programs over the academic year or period since cash was collected for services to be rendered.  As the courses and programs are delivered, the tuition fee revenues are earned by the Company and the deferred revenue balance decreases as it is recognized as revenues during the period.  The reduction in the deferred revenue balance is a reduction in the liability to the Company to deliver the courses and programs, and the reduction is in effect a use of cash to decrease the Company’s liabilities.

The changes in the Company’s working capital accounts during the three months ended February 28, 2010 reflects the normal business operating cycle associated with the education business.  In particular, changes to the deferred revenues working capital account reflect the seasonal nature of the Company’s education business and the revenue recognition process.  During the three months ended November 30, 2009, deferred revenues provided a source of cash to the Company in the net amount of $3,329,079 as tuition fees were collected during that period.  During the three months ended February 28, 2010, the deferred revenues were being recognized as revenues earned with a corresponding reduction in liability to the Company and, in effect, a use of cash in the amount of $2,721,513 to reduce the liability.  The accounts receivable working capital account decreased by $898,625 for the three months ended February 28, 2010 which represented a source of cash flow to the Company from the collection of receivables during the period.  The accounts payable working capital account decreased by $546,372 for the three months ended February 28, 2010 which represented a use of cash by the Company to pay trade creditors and educational partners.

The changes in the Company’s working capital accounts during the six months ended February 28, 2010 reflects the normal business operating cycle associated with the education business.  During the six months ended February 28, 2010, the accounts receivable working capital account increased by $1,601,956 for the six months ended February 28, 2010 which represented a use of cash flow to the Company from the declaration of receivables during the period.  The proceeds from shares issuance account increased by $3,297,430 for the six months ended February 28, 2010 which represented a source of cash for the Company.  Payment of capital lease obligations and long term loans account increase by $204,444 for the six months ended February 28, 2010 which represented a use of cash flow to the Company for repayments against an outstanding loan.  Payment for the net asset acquisition of an entity decreased cash flow by $886,333 for the six months ended February 28, 2009

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended November 30, 2009 (First Quarter)	Three Months Ended February 28, 2010 (Second Quarter)
Revenues	$11,685,860	$10,856,392

Net income (loss)	$190,126	$1,845,190

Income (loss) per share	$0.00	$0.03

Selected Financial Information	Three Months Ended November 30, 2008 (First Quarter)	Three Months Ended February 28, 2009 (Second Quarter)	Three Months Ended May 31, 2009 (Third Quarter)	Three Months Ended August 31, 2009 (Fourth Quarter)
Revenues	$10,520,909	$9,866,359	$11,374,623	$12,789,067

Net income (loss)	$149,669	($76,812)	$129,420	($186,270)

Income (loss) per share	$0.00	($0.00)	$0.00	($0.00)

Selected Financial Information	Three Months Ended September 30, 2007 (First Quarter)	Three Months Ended December 31, 2007 (Second Quarter)	Three Months Ended March 31, 2008 (Third Quarter)	Three Months Ended June 30, 2008 (Fourth Quarter)	Two Months Ended August 31, 2008 (Stub Period)
Revenues	$2,259,161	$3,116,913	$8,978,829	$12,600,784	$5,372,361

Net income (loss)	($360,424)	($862,472)	($363,546)	($449,442)	($4,644,530)

Income (loss) per share	($0.01)	($0.02)	($0.01)	($0.01)	($0.06)

RESULTS OF OPERATIONS

The following table compares selected financial information for the quarter ended February 28, 2010 to the quarter ended February 28, 2009.

Selected Financial Information	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009	Six Months Ended February 28, 2010	Six Months Ended February 28, 2009
Revenues	$10,856,392	$9,866,359	$22,542,252	$20,387,268

Educational revenues – CIBT	$1,936,821	$2,725,182	$4,250,712	$5,528,266
Educational revenues net of direct costs – CIBT	$930,391	$1,462,485	$2,205,299	$2,890,285

Educational revenues – SSDC	$8,529,277	$6,859,590	$17,607,023	$14,058,605
Educational revenues net of direct costs – SSDC	$5,961,706	$4,612,197	$12,344,246	$9,284,488

Design and advertising revenues – IRIX	$390,294	$281,587	$684,517	$800,397
Design and advertising revenues net of direct costs– IRIX	$228,972	$171,424	$416,962	$433,779

General and administrative expenses	$6,605,115	$5,532,014	$13,255,192	$11,394,000

Amortization	$332,012	$401,143	$654,708	$858,075

Stock-based compensation	$70,164	$184,220	$172,270	$401,175

Net income (loss)	$1,845,190	$(76,812)	$2,035,316	$(44,698)

Earnings (loss) per share	$0.03	$(0.00)	$0.03	$(0.00)

Total assets	$52,633,885	$43,062,986	$52,633,885	$43,062,986

Long-term liabilities	$2,322,906	$1,365,405	$2,322,906	$1,365,405

CIBT

Revenues for CIBT during the three months ended February 28, 2010 were $1,936,821 compared to $2,725,182 for the three months ended February 28, 2009, a decrease of 29%.  Revenues net of direct costs averaged a 47% margin during the three months ended February 28, 2010 compared to a 54% margin during the three month period ended February 28, 2009.  Revenues for CIBT during the six months ended February 28, 2010 were $4,250,712 compared to $5,528,266 for the six months ended February 28, 2009, a decrease of 23%.  Revenues net of direct costs averaged a 52% margin during the six months ended February 28, 2010 compared to the same margins during the six month period ended February 28, 2009.The CIBT student population was 2,536 as at February 28, 2010 compared to 2,844 as at February 28, 2009.  Revenue per student averaged Chinese RMB 4,971 for the three months ended February 28, 2010 compared to an average of Chinese RMB 5,327 per student for the three months ended February 28, 2009, a decrease of 7%.  The changes in student population and average revenue per student was a result of lesser college aged individuals this year as compared to the previous year and the teach-out of City University’s MBA program in China while other MBA programs are being built up.

CIBT generated a net income of $172,624 for the three month period ended February 28, 2010 compared to a net income of $433,313 for the three month period ended February 28, 2009.  CIBT’s EBITDA was $318,170 for the three month period ended February 28, 2010 compared to $630,263 for the three month period ended February 28, 2009.  CIBT generated a net income of $78,223 for the six month period ended February 28, 2010 compared to a net income of $898,396 for the six month period ended February 28, 2009.  CIBT’s EBITDA was $377,999 for the six month period ended February 28, 2010 compared to $1,324,212 for the six month period ended February 28, 2009.  CIBT’s EBITDA for the three months ended February 28, 2010 was lower than the EBITDA for the three months ended February 28, 2009 due to lower revenues and lower revenues net of direct costs margins which resulted in lower net income.  As CIBT has completed the teach out phase for one of its higher revenue generating programs with lower student counts, the company has strategically realigned its position to focus more on lower cost programs with higher student counts and gradually replace the City University MBA program with other MBA programs.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009	Six Months Ended February 28, 2010	Six Months Ended February 28, 2009
Net income (loss)	$172,624	$432,666	$78,223	$898,396

Add: interest on long-term debt	-	-	-	-
Add: income tax provision	14,205	62,864	47,024	170,594
Add: amortization	131,341	134,733	252,752	255,222

EBITDA	$318,170	$630,263	$377,999	$1,324,212

SSDC

Revenues for SSDC during the three months ended February 28, 2010 were $8,529,277 compared to $6,859,590 for the three months ended February 28, 2009, an increase of 24%.  Revenues net of direct costs averaged a 70% margin during the quarter ended February 28, 2010 and 66% for the quarter ended February 28, 2009.  Revenues for SSDC during the six months ended February 28, 2010 were $17,607,023 compared to $14,058,605 for the six months ended February 28, 2009, an increase of 25%.  Revenues net of direct costs averaged a 70% margin during the six months ended February 28, 2010 and 66% for the quarter ended February 28, 2009

The SSDC student population was 2,127 as at February 28, 2010 compared to 1,926 as at February 28, 2009.  Revenue per student averaged $4,010 for the three months ended February 28, 2010 compared to an average of $3,562 per student for the three months ended February 28, 2009, an increase of 13%.  The student population increase was due to organic growth.  Revenue per student in Canada is consistent with prior periods with a marginal increase due to new student population mix enrollment.  The business strategy for SSDC is to increase its international student population at the language schools with lower revenue per student with the expectation that these international students will ultimately transfer their study to the diploma and degree programs with higher revenue per student upon completion of their language study in Canada.  The strategy of broadening the language student body is to increase SSDC’s international revenue, and create a feeder system that will feed international language students to SSDC’s premium (diploma and degree) courses.

SSDC generated a net income of $1,049,667 before inter-corporate interest and management fee charges of $803,137 for the three month period ended February 28, 2010 compared to a net income of $426,238 (before inter-corporate interest and management fee charges of $325,890) for the three month period ended February 28, 2009.  SSDC’s EBITDA was $1,340,150 for the three month period ended February 28, 2010 compared to $833,412 for the three month period ended February 28, 2009.  SSDC’s EBITDA was $1,482,315 for the six month period ended February 28, 2010 compared to $1,090,474 for the six month period ended February 28, 2009.  SSDC’s EBITDA for the three months ended February 28, 2010 was higher than the EBITDA for the three months ended February 28, 2009 due to higher revenues and higher revenue net of direct costs margins from a higher student count taking.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009	Six Months Ended February 28, 2010	Six Months Ended February 28, 2009
Net income (loss) before inter-corporate charges	$1,049,667	$426,238	$780,639	$358,476

Add: interest on long-term debt	10,624	10,073	24,510	21,219
Add: income tax provision	100,700	153,630	318,900	153,630
Add: amortization	179,159	243,471	358,266	557,149

EBITDA	$1,340,150	$833,412	$1,482,315	$1,090,474

IRIX

Revenues for IRIX during the three months ended February 28, 2010 were $390,294 compared to $281,587 for the three months ended February 28, 2009, an increase of 39%.  Revenues for IRIX during the six months ended February 28, 2010 were $684,517 compared to $800,397 for the six months ended February 28, 2009, a decrease of 14%.The current economic pickup has positively contributed to IRIX’s advertising revenues, especially for advertising and marketing campaigns in the real estate sector.  IRIX has also expanded its clientele into other industries including the food and beverage industry which brings a more stable source of revenues to IRIX.  Revenues net of direct costs averaged a 59% margin during the quarter ended February 28, 2010 compared to a 54% margin during the quarter ended February 28, 2009.
IRIX generated a net income of $36,234 before inter-corporate fees of $7,196 for the three month period ended February 28, 2010 compared to a net loss of $14,765 (before inter-corporate fees of $14,810) for the three month period ended February 28, 2009.  IRIX’s EBITDA was $42,348 for the three month period ended February 28, 2010 compared to EBITDA loss of $36,927 for the three month period ended February 28, 2009.  IRIX’s EBITDA was $37,199 for the six month period ended February 28, 2010 compared to EBITDA of $4,472 for the six month period ended February 28, 2009.  The gain in the current quarter is a result of higher revenues, due to the economy picking up and positively affecting advertising and marketing campaigns, and lower general and administrative expenses compared to the prior quarter.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009	Six Months Ended February 28, 2010	Six Months Ended February 28, 2009
Net income (loss) before inter-corporate charges	$36,234	$(14,765)	$24,305	$49,730

Add: interest on long-term debt	-	-	-	-
Add: income tax provision	-	-	-	-
Add: amortization	6,114	7,458	12,894	14,742

EBITDA	$42,348	$(7,307)	$37,199	$4,472

General and Administrative Expenses – Consolidated Group (Corporate, CIBT, SSDC and IRIX)

The following table compares selected financial information for the quarter ended February 28, 2010 to the quarter ended February 28, 2009 and for the six month ended February 29, 2010 to the six month ended February 29, 2009.

Selected Financial Information	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009	Six Months Ended February 28, 2010	Six Months Ended February 28 ,2009
Advertising	$1,397,859	$1,138,490	$3,081,892	$2,387,790

Consulting and management fees	$320,472	$169,211	$615,019	$491,049

Professional fees	$562,573	$374,285	$1,193,757	$812,505

Rent	$722,396	$796,095	$1,448,246	$1,519,977

Salaries and benefits	$2,412,289	$2,065,441	$4,793,022	$4,087,333

Advertising costs for the quarter ended February 28, 2010 amounted to $1,397,859 compared to $1,138,490 for the quarter ended February 28, 2009 an increase of $259,369 or 23%.  Advertising costs for the six months ended February 28, 2010 amounted to $3,081,892 compared to $2,387,790 for the six months ended February 28, 2009 an increase of $694,102 or 29%.  Of the $1,397,859 advertising costs incurred in the current quarter, $1,306,864 was incurred by SSDC’s operations ($1,018,359 in the same quarter of the prior year, an increase of 28%).  The balance of $90,995 was attributable to CIBT’s operations ($119,981 in the same quarter of the prior year, a decrease of 24%).  SSDC uses expensive advertising media in its marketing campaigns.  SSDC utilizes television and radio which costs more than print media, but SSDC’s use of television and radio is effectively implemented which allows SSDC to maintain its market share and continue to build brand awareness..  CIBT uses print media and trade show presentations to market their programs resulting in lower costs for advertising.

Consulting and management fees totaled $320,472 for the three month period ended February 28, 2010 as compared to $169,211 for the three month period ended February 28, 2009, an increase of $151,261 or 89% from the prior comparative quarter.  Consulting and management fees totaled $615,019 for the six months period ended February 28, 2010 as compared to $491,049 for the six month period ended February 28, 2009, an increase of $123,970 or 25% from the prior comparative period.  Additional consulting services were used in the current quarter due to higher corporate finance activities and business expansion activities.

Professional fees totaled $562,573 for the quarter ended February 28, 2010 compared to $374,285 for the quarter ended February 28, 2009, an increase of 50%.  Professional fees totaled $1,193,757 for the six months ended February 28, 2010 compared to $812,505 for the six months ended February 28, 2009, an increase of 47%.  The increase in professional fees was a result of accruals for business valuator fees, current auditor’s fees for US regulatory filings with respect to the annual report and registration statement in the US, and additional auditor fees from the predecessor auditors in conjunction with services required for compliance with US regulatory filings.

Rentals and lease costs of $722,396 were incurred during the quarter ended February 28, 2010 as compared to $796,095 for the quarter ended February 28, 2009 a decrease of 9%.  Rentals and lease costs of $1,448,246 were incurred during the six months ended February 28, 2010 as compared to $1,519,977 for the six months ended February 28, 2009 a decrease of 5%.  In the current quarter, a total of $633,141 was from SSDC’s operations ($681,622 in the comparative quarter last year a decrease of 7%), which has multi-campus locations in Canada, and accounted for the majority of the rentals and lease expenses.  The remaining amount was attributable to CIBT’s operations in China for leased premises in China.

Personnel costs for the three months ended February 28, 2010 amounted to $2,412,289 compared to $2,065,441 for the three months ended February 28, 2009, an increase of $346,848 or 17%.  Personnel costs for the three months ended February 28, 2010 amounted to $2,412,289 compared to $2,065,441 for the three months ended February 28, 2009, an increase of $346,848 or 17%.  The increased personnel cost was primarily attributed to the operations of SSDC.  The increased personnel cost in SSDC’s operations was due to bonuses and pay increases that were given to SSDC campus directors for the strong revenue growth and high profit performance incurred during the current quarter.  CIBT accounted for $279,350 ($468,213 in the comparative quarter last year, a decrease of 40%) and IRIX accounted for $162,823 ($167,665 in the comparative quarter last year, a decrease of 3%) of salaries and benefits.  SSDC accounted for $1,849,393 ($1,366,889 in the comparative quarter last year, an increase of 35%) of total salaries and benefits, while CEG, the group company accounted for $120,723 ($62,674 in the comparative quarter last year, an increase of 93%)  The increase is attributed to performance bonuses paid out to employees who have reached or have gone beyond their performance targets.

Overall, general and administrative expenses for the quarter ended February 28, 2010 was $6,605,115 (which represented 61% of the total revenues) compared to $5,665,292 (which represented 57% of the total revenues) for the quarter ended February 28, 2009.  General and administrative expense for the six months ended February 28, 2010 was $13,255,192 (which represented 59% of total revenues) compared to $11,394,000 (which represented 56% of total revenues).

Stock-based Compensation

Stock-based compensation totaled $70,164 for the three months ended February 28, 2010, and $184,220 for the three months ended February 28, 2009.  Stock-based compensation is a result of the compensation expense in connection with the stock option grants during Fiscal 2007, Fiscal 2008 and Fiscal 2009 being recognized and recorded in the current fiscal periods.  The stock-based compensation expense from the stock option grants in Fiscal 2007, Fiscal 2008 and Fiscal 2009 are being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options.  Stock-based compensation represents the estimated fair value of stock options granted and is a non-cash expense item.

Income Tax Recovery

During the period ended February 28, 2010, the Company recorded a future income tax recovery of $1,939,311 relating to the recognition of the potential benefit of non-capital losses of the Company.  Of this amount, $166,833 relates to current period non-capital losses of CIBT Education Group Inc. (Corporate) and $1,772,478 relates to prior period non-capital losses of CIBT Education Group Inc. (Corporate) against which valuation allowances had previously been provided.  As a result of certain tax planning strategies enacted by the Company and related administrative position changes by tax authorities in Canada, the Company’s assessment as to the potential realization of these non-capital losses changed during the period which resulted in the recording of this future income tax recovery and a corresponding future income tax asset.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at February 28, 2010, the Company had a working capital surplus of $4,689,354 (August 31, 2009 – $584,384) and a net shareholders’ equity of $28,360,763 (August 31, 2009 – $22,671,054).  The Company’s overall cash position decreased by $2,630,587 during the three month period ended February 28, 2010, resulting in a consolidated cash balance of $12,017,032 as at February 28, 2010.

The following details various items and the effects on cash during the quarter ended February 28, 2010:

	3 Months Ended February 28, 2010	6 Months Ended February 28, 2010
Net income	$1,845,190	$2,035,316

Add: total non-cash items such as amortization, stock-based compensation and non-controlling interests	(1,371,578)	572,566
Changes in working capital accounts (adjusted for the effects of non-cash changes and unrealized foreign exchange changes):
Accounts receivable	898,625	(1,601,956)
Prepaid expenses	295,867	(126,484)
Inventory	44,432	(88,186)
Accounts payable and accrued liabilities	(546,372)	(265,993)
Income taxes payable	73,135	169,796
Deferred revenues	(2,721,513)	607,566
Add: advances from related parties	49,081	227,758
Add: proceeds from issuance of shares	195,000	3,297,430
Deduct: treasury share transaction	-	(29,674)
Deduct: acquisition of net assets of business entities	(886,333)	(886,333)
Deduct: non-controlling interest draws	(110,000)	(260,000)
Deduct: acquisition of capital assets and payment of curriculum development costs	(218,696)	(523,428)
Deduct: payment of capital lease obligations and long-term loans	(84,307)	(204,444)
Deduct: payment of deferred finance fees	(74,099)	(74,099)
Deduct: foreign exchange rate effects on working capital accounts and self-sustaining operations in China	(19,019)	(64,048)

Decrease in cash for the quarter ended February 28, 2010	$(2,630,587)	$1,679,904

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business.  The Company’s educational business (especially CIBT) follows the typical student enrolment season for the education business sector, which is September of every year.  A substantial amount of the Company’s tuition fees (approximately 60%) are collected in the month of September of each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the academic year which operates from September to June.

The changes in the Company’s working capital accounts during the three months ended February 28, 2010 reflects the normal business operating cycle associated with the education business.  In particular, changes to the deferred revenues working capital account reflect the seasonal nature of the Company’s education business and the revenue recognition process.  During the three months ended November 30, 2009, deferred revenues provided a source of cash to the Company in the net amount of $3,329,079 as tuition fees were collected during that period.  During the three months ended February 28, 2010, the deferred revenues were being recognized as revenues earned with a corresponding reduction in liability to the Company and, in effect, a use of cash in the amount of $2,721,513 to reduce the liability.  The accounts receivable working capital account decreased by $898,625 for the three months ended February 28, 2010 which represented a source of cash flow to the Company from the collection of receivables during the period.  The accounts payable working capital account decreased by $1,354,886 for the three months ended February 28, 2010 which represented a use of cash by the Company to pay trade creditors and educational partners.

When the changes in the working capital accounts (especially the deferred revenues account) are viewed in terms of the six months ended February 28, 2010, the seasonal volatility is averaged out over the six month period from September 2009 to February 2010.

The changes in the Company’s working capital accounts during the six months ended February 28, 2010 reflects the normal business operating cycle associated with the education business.  During the six months ended February 28, 2010, the accounts receivable working capital account increased by $1,601,956 for the six months ended February 28, 2010 which represented a use of cash flow to the Company from the declaration of receivables during the period.  The proceeds from shares issuance account increased by $3,297,430 for the six months ended February 28, 2010 which represented a source of cash for the Company.  Payment of capital lease obligations and long term loans account increase by $204,444 for the six months ended February 28, 2010 which represented a use of cash flow to the Company for repayments against an outstanding loan.  Payment for the net asset acquisition of an entity decreased cash flow by $886,333 for the six months ended February 28, 2009.

The current economic downturn may have an impact, both positively and negatively, on the Company’s revenues.  CIBT’s student enrolment may be negatively affected since CIBT targets the higher end of the education market in China (relatively higher tuition fees for higher quality education).  Some students or potential students may no longer be able to afford the higher tuition fees that CIBT charges.  SSDC’s student enrolment may not be negatively affected by the current economic situation since SSDC offers a broad range of courses and programs that may actually encourage a career change for some people if they find themselves unemployed and in need of an update/upgrade in job skill training.  Government funded programs may encourage the unemployed to seek new opportunities through SSDC’s courses and programs, and accordingly have a positive effect on SSDC’s revenues.  During the 2010 Vancouver Olympics many individuals opt to volunteer or work for the Olympic organizer seeing it as a once in a life time event.  With the closing of the 2010 Olympic Games, those newly unemployed and have yet to seek employment may choose to enhance their skills by enrolling in school again.

The following table details the Company’s contractual obligations as at February 28, 2010.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$72,729	$28,840	$43,889	-	-

Capital lease obligations	$375,364	$72,643	$234,571	$68,150	-

Operating lease	$4,231,534	$1,243,761	$2,759,928	$227,845	-

Total contractual obligations	$4,679,627	$1,345,244	$3,038,388	$295,995	-

On November 18, 2009, the Company entered into a joint engagement letter with two U.S. based investment firms (the “Underwriters”) recording the intention of the parties to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company.  In accordance with U.S. securities laws, the registered offering can only be made by way of a prospectus, and it is anticipated that the prospectus will be filed with the applicable securities regulators in mid 2010.  The proceeds will be used to finance future acquisitions and working capital.  The exact terms of the financing are subject to negotiation between the Company and the Underwriters, and acceptance by regulatory bodies.

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China.  China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  This reserve is capped at 50 percent of a company’s registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

As at February 28, 2010, a balance of $202,321 (August 31, 2009 – $274,563) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $202,321 balance is comprised of $73,269 due to the CEO of the Company, $179,031 due to a non-controlling partner in one of the SSDC campus operations, $145,683 due from the President of SSDC and $95,704 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective October 1, 2009 and December 31, 2009, the Company sold a total of 789,472 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (market price) in consideration for the settlement of the $300,000 bonus owing to the CEO (refer to Note 9).  Effective January 1, 2010, a new bonus of $400,000 is payable to the CEO of the Company in quarterly installments of $100,000 per quarter.  During the six month period ended February 28, 2010, the Company and its subsidiaries incurred $576,607 (2009 – $505,940) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As at February 28, 2010, Weifang owed $2,135,890 (August 31, 2009 – $2,008,503) to CIBT.  In addition, as at February 28, 2010, CIBT owed $415,864 (August 31, 2009 – $790,546) to Weifang.

ACQUISITIONS

On March 15, 2010, the Company acquired the primary assets and liabilities used in the operation of King George International College (“KGIC”).  The KGIC assets will enable the Company to continue operating KGIC’s language and business colleges focusing on the Korean, Japanese, Taiwanese and South American markets.  KGIC is based in Vancouver, with eight branches in Canada and six overseas training center/branch offices.   King George International Business College (“KGIBC”), a fundamental operating arm of KGIC is a registered member of the Private Career Training Institutions Agency of British Columbia.  KGIC’s acquisition will assist CIBT in penetrating into new markets and expand CIBT’s global education network.  The cost of the acquisition will amount up to $9 million based on a $5 million initial payment and up to an additional $4 million paid by means of an earn-out.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP, and the Company’s significant accounting policies are disclosed in Note 2 of the unaudited interim consolidated financial statements for the three months ended February 28, 2010.  The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT and SSDC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery.  If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company’s withdrawal and refund policy.  Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed.  If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company’s indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included management’s estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is Canadian dollars.  Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Company’s integrated foreign operations are translated using the temporal method.  Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Company’s self-sustaining foreign operations are translated using the current rate method.  Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model which utilized management’s estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company’s stock.  The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities.  Some of these estimates are based on interpretations of existing tax laws or regulations.  The Company’s effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” which replaced CICA Section 3062 “Goodwill and Other Intangible Assets” and CICA Section 3450 “Research and Development Costs”.  The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition.  This new standard is applicable to fiscal years beginning on or after January 1, 2009, which for the Company is the fiscal year commending September 1, 2009.

The adoption of this new accounting standard during the period did not impact the amounts reported in the Company’s financial statements.

FUTURE ACCOUNTING STANDARDS

(a) Recent Accounting Pronouncements

In December 2008, the CICA issued three new accounting standards:

(1) Handbook Section 1582 “Business Combinations”
(2) Handbook Section 1601 “Consolidated Financial Statements”
(3) Handbook Section 1602 “Non-Controlling interest”

These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.
The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition the net earning will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

(b) International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

●	Held-to-maturity investments measured at amortized cost using effective interest method;
●	Available-for-sale assets measured at fair value;
●	Assets and liabilities held-for-trading measured at fair value;
●	Loans and receivables measured at amortized cost using effective interest method; and
●	Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company’s financial assets and liabilities as at February 28, 2010 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total
Financial Assets

Cash *	$12,017,032	$-	$-	$-	$12,017,032
Accounts receivable	-	-	9,169,076	-	9,169,076
Marketable securities	1,133	146,522	-	-	147,655

	$12,018,165	$146,522	$9,169,076	$-	$21,333,763

Financial Liabilities

Accounts payable and accrued liabilities	$-	$-	$-	$4,287,146	$4,287,146
Long-term debt	-	-	-	72,729	72,729
Due to related parties	-	-	-	202,321	202,321

	$-	$-	$-	$4,562,196	$4,562,196

* Cash is held in business chequing accounts, high interest savings accounts and short-term term deposits at various financial institutions in Canada and China.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A one point strengthening of the Chinese RMB against the Canadian dollar would result in an approximate 14% decrease in net earnings attributable to the business units in China.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at February 28, 2010 is reported net of allowance for bad debts of $655,455 (August 31, 2009 – $428,835).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan.  A one point increase in the prime rate of interest would add approximately $5,500 of interest cost per annum to the demand term installment loan.

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The following table summarizes the obligations of the Company’s financial liabilities, service obligations with respect to deferred revenues, and operating commitments as at February 28, 2010:

	February 28, 2010					August 31, 2009
	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total	Total
Accounts payable and accrued liabilities	$4,287,146	$-	$-	$-	$4,287,146	$5,384,767
Income taxes payable	624,748	-	-	-	624,748	481,352
Deferred revenues	15,521,837	-	-	-	15,521,837	15,010,112
Capital leases	72,643	234,571	68,150	-	375,364	389,451
Long-term debt	28,840	43,889	-	-	72,729	226,439
Operating leases	1,243,761	2,759,928	227,845	-	4,231,534	4,462,954

	$21,778,975	$3,038,388	$295,995	$-	$25,113,358	$25,955,075

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENT

On March 15, 2010, the Company acquired the primary assets and liabilities used in the operation of King George International College (“KGIC”).  The KGIC assets will enable the Company to continue operating KGIC’s language and business colleges focusing on the Korean, Japanese, Taiwanese and South American markets.  KGIC is based in Vancouver, with eight branches in Canada and six overseas training center/branch offices.   King George International Business College (“KGIBC”), a fundamental operating arm of KGIC is a registered member of the Private Career Training Institutions Agency of British Columbia.  KGIC’s acquisition will assist CIBT in penetrating into new markets and expand CIBT’s global education network.  The cost of the acquisition will amount up to $9 million based on a $5 million initial payment and up to an additional $4 million paid by means of an earn-out.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of February 28, 2010, and the date of this Management’s Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of February 28, 2010, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual of interim financial statements will occur and not be detected by management before the financial statements are published.  Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of February 28, 2010, the Company determined that there were control deficiencies that constituted a material weakness, as described below.

●
We have not tested the operating effectiveness of our controls over financial reporting.  During our review process we created and implemented new controls and procedures.  However due to time and staff constraints, we did not test our controls over financial reporting in accordance with COSO standards.  Since we have not satisfactorily tested our controls, we have determined that we were unable to conclude that our controls over financial reporting were ineffective.

●
As a result of the 2009 year end reporting process, management has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting including ineffective controls at the entity level, ineffective controls over the financial close and reporting process, inadequate controls related to the treasury cycle, inadequate controls related to the inventory cycle, inadequate controls related to the revenue cycle, inadequate controls related to the payroll cycle, inadequate controls related to the expenditure cycle, and  ineffective controls over the reporting of intangible assets and goodwill.

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of February 28, 2010.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weakness as described above.  The Company has taken the following actions to improve internal controls over financial reporting:

●
During the remaining period through the year ending August 31, 2010, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended February 28, 2010.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended February 28, 2010 fairly present in all material respects and financial condition and results of operations for the Company in conformity with generally accepted accounting principles.

There were no changes in the Company’s internal controls over financial reporting during the three month period ended February 28, 2010 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT APRIL 14, 2010

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at June 30, 2007	47,840,073	$30,205,992

- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $0.58 per share	1,577,274	914,819
- for cash by exercise of warrants at $0.75 per share	25,100	18,825
- for cash by exercise of warrants at $0.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares	10,000,000	5,443,800
- fair value of agent’s warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-

Balance at August 31, 2008 and 2009	64,109,297	44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at February 28, 2010 and April 14, 2010	69,226,011	$47,709,836

Escrow shares
No escrow shares were issued and outstanding as at April 14, 2010.

Stock options
Details of options outstanding and as at April 14, 2010 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life
1,325,000	$0.58	February 19, 2011	0.85 years
100,000	$1.70	March 19, 2011	0.93 years
750,000	$2.00	March 19, 2011	0.93 years
210,000	$0.51	January 21, 2012	1.77 years
1,450,000	$1.53	June 21, 2012	2.19 years

3,835,000	$1.24 Average Price

Share purchase warrants
Details of warrants outstanding as at April 14, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life
210,000	$0.70	November 3, 2010	0.68 years

210,000